Exhibit 16.1

August 24, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Bancshares of Florida, Inc. (the Company) and, under the date of March 8, 2005, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2004 and 2003. On August 22, 2005, our appointment as principal accountants was terminated. We have read the Company’s statements included under Item 4.01 Subitem (a) of its Form 8-K dated August 24, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that the change was approved by the audit committee of the Board of Directors, and we are not in a position to agree or disagree with the Company’s statements under Item 4.01 Subitem (b).

Very truly yours,

KPMG LLP

Fort Lauderdale, Florida